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                                                                    EXHIBIT 99.2


 HOLLINGER INC. SEEKS TO VACATE ASPECTS OF COURT ORDER THAT STRIPPED COMPANY OF
          FUNDAMENTAL RIGHTS AS SHAREHOLDER OF HOLLINGER INTERNATIONAL

         Hollinger Inc. Was Never Given Opportunity to Be Heard by Court

         Says It Is Improper to Entrench Hollinger International Board,
                      Given Questions About Board's Conduct

Toronto, Canada, January 26, 2004 - Hollinger Inc. (TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that it had filed a motion in the U.S. District Court for the Northern District of Illinois seeking to vacate aspects of a Court Order that effectively limits its rights as a shareholder of Hollinger International. The Order was sought by the U.S. Securities and Exchange Commission and consented to by Hollinger International on January 16.

Hollinger Inc. said that the Order stripped Hollinger Inc. of some of its most fundamental rights as a shareholder of Hollinger International, including input into the selection and removal of directors, oversight of directors, and the ability to protect its interests as a majority shareholder. Hollinger Inc. said it was seeking to vacate only those aspects of the order that limits its rights as a shareholder and was not seeking to vacate aspects of the Order that maintain the special committee of the Hollinger International board of directors.

Hollinger Inc. said that the Court was never informed of the impact that this Order would have on Hollinger Inc.'s rights. Despite being the ultimate target of the Order, Hollinger Inc. was given no notice of the Order or any opportunity to be heard on it by the Court.

Further, there were no findings of wrongdoing, nor is Hollinger Inc. aware of any evidence presented, to support the Order's severe constraints on shareholder rights. Hollinger Inc. said that the disputed payments cited in support of the Order were, in fact, approved, ratified, or otherwise legally justified.

Finally, Hollinger Inc. said that the Court Order improperly entrenched certain members of the Hollinger International Board of Directors. Hollinger Inc. argued that this was inappropriate, because, had the allegations made in support of the Order been true - which they were not - then those directors of International either approved of the transfers in question or failed to properly perform their duties as directors.

Hollinger Inc.'s principal asset is its approximately 72.6% voting and 30.3% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:                                       For more information:
Jim Badenhausen                                      Peter G. White
212-484-7205                                         416-363-8721